Mail Stop 0306

June 9, 2005


By U.S. Mail and facsimile to (631) 845-3896


Mr. Jerry Kieliszak
Chief Financial Officer
Chyron Corporation
5 Hub Drive
Melville, NY 11747

	RE:	Chyron Corporation
		Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarterly period ended March 31, 2005 File No. 000-24511

Dear Mr. Jerry Kieliszak:

      We have reviewed your response to our letter dated June 6,
2005
and have the following additional comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 16

Liquidity and Capital Resources - Page 19
1. We refer to the response to comment 2. We see from a Form 8-K dated February 24, 2005 that you are required to maintain certain levels of tangible net worth under the credit facility with the bank.
We see from your financial statements that you have reported a shareholders` deficit in recent periods. Accordingly, future filings should clarify how you define or measure tangible net worth for purposes of complying with that covenant.



*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file
your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief , at (202) 942-1791 with any other concerns.


							Sincerely,


							Gary Todd
							Review Accountant
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Mr. Jerry Kieliszak
Chyron Corporation.
May 6, 2005
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